

December 10, 2010

By Facsimile (212-451-2222) and U.S. Mail

Mr. Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

      Re: **Zoran Corporation**
              Preliminary Proxy Statement on Schedule 14A filed on December 6, 2010
              Filed by Ramius Value and Opportunity Master Fund Ltd, Cowen Overseas
                   Investment LP, Ramius Advisors, LLC, Ramius Value and Opportunity
                   Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC,
                   C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss,
                   Jeffrey M. Solomon, Jon S. Castor, Dale Fuller, Thomas Lacey, Jeffrey
                   McCreary, Jeffrey C. Smith and Edward Terino
              File No. 000-27246

Dear Mr. Wolosky:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.   Please fill in the blanks in the proxy statement.

Cover Page

2.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that you do not believe "the current Board has served the best interests of the Company's stockholders" (cover letter) and that your proposed actions "are necessary to protect and serve the best interests of all Zoran stockholders." (page 5; emphasis added).

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples of statements in the proxy statement that must be supported:

- ". . . we do not have confidence in the ability of the current Board to improve the Company's operating performance and enhance stockholder value" (cover letter);
- ". . . we also fear that the Company's intrinsic value may continue to sharply deteriorate under the continued stewardship of the current Board" (cover letter);
- ". . . we believe significant opportunities exist to improve operating performance and enhance stockholder value" (cover letter);
- your disclosure in the bullet points on pages 5-6; and,
- your disclosure in the last paragraph on page 9.

Reasons for Our Solicitation of Consents, page 8

4.   Please describe the plan you have to "restore credibility and improve performance at Zoran."

Solicitation of Consents, page 21

5.   You indicate that proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

Additional Information Concerning the Participants, page 21

6.   Please remove doubt from your disclosure as to who "may be deemed" a beneficial owner of the shares held by the Ramius Group by stating definitively who is or who is not a beneficial owner of those shares.

7.   We note that all members of the Ramius Group disclaim beneficial ownership of the shares held of record by other members of the Ramius Group except to the extent of their pecuniary interest therein. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

8.   Please refer to the fourth paragraph of page 23. It appears that the members of the Ramius Group have already entered into the referenced agreement. Please update your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions